                                                Filed Pursuant to Rule 424(B)(2)
                                                Registration No. 33-93752


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 13, 1995)

                                1,500,000 SHARES
                                                                          [LOGO]
                                JP REALTY, INC.
                                  COMMON STOCK
                               ------------------

     All of the shares of common stock, par value $.0001 per share (the "Common Stock"), offered hereby are being sold by JP Realty, Inc. (the "Company"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "JPR." On January 22, 1997, the last reported sale price of the Common Stock on the NYSE was $27 1/8 per share.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                     UNDERWRITING
                                                  PRICE TO             DISCOUNTS           PROCEEDS TO
                                                   PUBLIC        AND COMMISSIONS(1)(2)     COMPANY(2)(3)
-----------------------------------------------------------------------------------------------------------
Per Share                                          $27.125               $1.42               $25.705
-----------------------------------------------------------------------------------------------------------
Total(4)                                         $40,687,500          $2,130,000           $38,557,500
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

   (1) The Company has agreed to indemnify Smith Barney Inc., as underwriter ("Smith Barney"), against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

   (2) The Company has agreed to pay Smith Barney compensation for the placement of the shares of Common Stock offered hereby as set forth in the table; provided, that compensation for sales of 10,000 or more shares of Common Stock to a single purchaser will be at $0.54 per share. Therefore, to the extent of such sales, the actual amount of Underwriting Discounts and Commissions will be less than the aggregate amount specified in the table and the aggregate Proceeds to Company correspondingly will be more than the amount indicated in the table. See "Underwriting."

   (3) Before deducting expenses payable by the Company estimated at $150,000.

   (4) The Company has granted Smith Barney a 30-day option to purchase up to an additional 225,000 shares of Common Stock solely to cover over-allotments. To the extent that the option is exercised, Smith Barney will offer the additional shares at the Price to Public shown above. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $46,790,625, $2,449,500 and $44,341,125, respectively. See "Underwriting."

                               ------------------

     The shares of Common Stock are offered by Smith Barney subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by Smith Barney and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made on or about January 28, 1997, at the offices of Smith Barney, 333 West 34th Street, New York, New York 10001.

                               ------------------

                               Smith Barney Inc.
                               ------------------

           The date of this Prospectus Supplement is January 22, 1997

     CERTAIN MATTERS DISCUSSED UNDER THE CAPTION "THE COMPANY," AND ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT, THE ATTACHED PROSPECTUS, AND THE INFORMATION INCORPORATED BY REFERENCE HEREIN, INCLUDING, WITHOUT LIMITATION, STRATEGIC INITIATIVES AND TAX CONSIDERATIONS, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SECURITIES ACT OF 1933, AS AMENDED, AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND AS SUCH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

     IN CONNECTION WITH THIS OFFERING, SMITH BARNEY MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The following information is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or documents incorporated herein and therein by reference. Unless the context indicates otherwise, all references to the "Company" in this Prospectus Supplement and the accompanying Prospectus shall be deemed to include the Company and those entities owned or controlled by the Company. All references in this Prospectus to "gross leasable area" or "GLA" shall refer to the Company-owned leasable area within the Company's properties and "total gross leasable area" or "Total GLA" shall refer to the GLA plus any tenant-owned leasable area within the Company's properties.

                                  THE COMPANY

     JP Realty, Inc. (the "Company") is a fully integrated, self-administered and self-managed real estate investment trust (a "REIT") primarily engaged in the ownership, leasing, management, operation, development, redevelopment and acquisition of retail properties in Utah, Idaho, Colorado, Arizona, Nevada, New Mexico and Wyoming (the "Intermountain Region") as well as in Oregon, Washington and California. The Company was formed on September 8, 1993, to continue and expand the business, commenced in 1957, of certain companies (the "Predecessor Companies") affiliated with John Price, Chairman of the Board of Directors and Chief Executive Officer of the Company. Based on Total GLA, the Company owns and operates the largest retail property portfolio in the states of Utah, Idaho and Wyoming, and one of the largest in the entire Intermountain Region. Since 1976, the Company and the Predecessor Companies have been responsible for developing more retail malls in the Intermountain Region than any other developer, having constructed, developed or redeveloped 11 malls in the region (as well as two other malls in Oregon and Washington).

     The Company's strategy is to extend its dominant market position in the Intermountain Region and to achieve cash flow growth and enhance the value of its real property portfolio by increasing its rental and net operating income over time. In order to extend its dominant market position, the Company expects to continue to concentrate its acquisition and other development activities in the Intermountain Region.

     Based on published independent economic studies, the Intermountain Region is expected to outpace the nation as a whole in certain population and economic growth rates for the balance of the 1990s. The Company believes that the many attractive attributes of the Intermountain Region, such as its natural beauty, generally lower living costs and less congested urban areas, which make transportation and commuting less difficult and less costly, make it very attractive for personal and corporate relocations. The Company expects that these factors, combined with the continued constrained development of new retail properties in many parts of the region, will continue to have a positive impact on retail rental rates and values of existing retail properties. In addition, Salt Lake City, Utah, where the Company's commercial and industrial portfolio is concentrated, has been selected as the site for the 2002 Olympic Winter Games.

     The Company's portfolio consists of 44 properties (the "Properties"), including 11 enclosed regional malls, 24 community centers and three freestanding retail properties located in ten states and six mixed-use commercial properties located primarily in the Salt Lake City, Utah metropolitan area. The Properties or interests therein are owned by Price Development Company, Limited Partnership (the "Operating Partnership"), in which the Company, as of December 31, 1996, owned a controlling 81.7% general partner interest.

     The Company's retail portfolio contains an aggregate of approximately 8,644,000 square feet of Total GLA, while the Company's commercial portfolio contains approximately 1,418,000 square feet of GLA. Based on Total GLA, the Company's retail properties were approximately 95.5% leased as of September 30, 1996, and, based on GLA, its commercial properties were approximately 98.2% leased as of that date. For the nine months ended September 30, 1996, the retail properties and the commercial properties contributed approximately 88% and 12%, respectively, to the Company's consolidated net operating income (i.e., revenues less property operating expenses, before interest expenses and depreciation).

     After completion of the offering of the shares of Common Stock, par value $.0001 per share (the "Common Stock"), offered hereby (the "Offering"), the seven principal executive officers of the Company, who together have an average of 23 years of experience in the real estate industry, will beneficially own approximately 15.1% of the Company's shares of Common Stock, on a fully diluted basis (including currently exercisable stock options). Six of these officers have worked together at the Company and the Predecessor Companies for over 19 years.

PROPERTIES

     Set forth below is certain information regarding the location, size and occupancy rate of the Properties:

                                                                      PERCENTAGE    OCCUPANCY RATE
                                         NUMBER OF       TOTAL           OF             AS OF
                   STATE                 PROPERTIES       GLA         TOTAL GLA      12/31/96(1)
    -----------------------------------  ---------     ----------     ---------     --------------
    Utah...............................      21         4,172,000        41.5%            97.2%
    Idaho..............................       9         2,510,000        24.9             97.1
    Wyoming............................       2           912,000         9.1             85.9
    New Mexico.........................       2           817,000         8.1             93.2
    Washington.........................       1           514,000         5.1             94.4
    Oregon.............................       3           358,000         3.6             97.9
    Arizona............................       2           314,000         3.1             98.0
    Nevada.............................       2           271,000         2.7             96.8
    Colorado...........................       1           117,000         1.2            100.0
    California.........................       1            77,000         0.7            100.0
                                             --        ----------       -----            -----
             Total....................      44        10,062,000       100.0%            95.8%
                                             ==        ==========       =====            =====

---------------
     (1) Occupancy rate is based on the percentage of Total GLA occupied.

RECENT DEVELOPMENTS

     Acquisitions and Development. Since December 1, 1995, the Company has acquired two Properties for an aggregate acquisition cost of $39.8 million. The Company completed the acquisition of the Grand Teton Mall, a regional mall containing approximately 524,000 square feet of Total GLA in Idaho Falls, Idaho, in April 1996 and the Cottonwood Square Shopping Center, a community center containing approximately 77,000 square feet of Total GLA in Salt Lake City, Utah, in December 1995. The acquisitions were financed through borrowings under the Company's $50.0 million secured credit facility entered into in March 1995 (the "Credit Facility") and existing cash balances. The Company expects that the annualized 1997 net operating income for the two acquired Properties will represent in excess of 10% of their aggregate acquisition cost. In addition, in October 1996, the Company leased 21,000 square feet to New Horizon Computer Learning Center at the new 24,000 square foot building that the Company has constructed at Price Business Center -- Timesquare in Salt Lake City, Utah.

     Financings. In January 1996, the Company entered into a $25.0 million unsecured credit facility (the "Unsecured Credit Facility"). The Unsecured Credit Facility bears interest at a floating rate equal to 175 basis points over the London Interbank Offered Rate (LIBOR) and provides for a two-year commitment ending January 1998, with an option to extend for an additional year. The Unsecured Credit Facility also provides for commitment fees equal to .375% on any unused credit amount. The Unsecured Credit Facility will be used, in conjunction with the Credit Facility, for working capital and to fund property acquisition, expansion, development and redevelopment activities.

     In July 1996, the Company obtained a $50.0 million construction facility (the "Construction Facility"), which will be used to fund the development and construction of the Spokane Valley Mall in Spokane, Washington. The Construction Facility is secured by the Spokane Valley Mall and is guaranteed by the Operating Partnership. The Construction Facility provides for a three-year commitment ending August 1999, with an option to extend for an additional two years.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are expected to be approximately $38.6 million (approximately $44.4 million if the option granted to Smith Barney Inc. ("Smith Barney") to purchase up to an additional 225,000 shares of Common Stock solely to cover over-allotments (the "Over-Allotment Option") is exercised in full). The Company intends to use the net proceeds of the Offering to repay borrowings under the Credit Facility (of which approximately $44.0 million was outstanding as of December 31, 1996). Pending such use, the net proceeds may be invested in short-term income producing investments such as commercial paper, government securities or money market funds that invest in government securities.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "JPR." The following table sets forth the high and low sales prices per share of Common Stock for the periods indicated and the distributions paid per share for each such period.

                                                                                 DISTRIBUTIONS
                         QUARTERLY PERIOD                       HIGH     LOW       PER SHARE
    ----------------------------------------------------------  ----     ---     -------------
    1995:
      First Quarter...........................................  21       19 3/8       .405
      Second Quarter..........................................  21 7/8   17 3/8       .405
      Third Quarter...........................................  21 3/8   19 1/2       .405
      Fourth Quarter..........................................  22 3/8   19 1/2       .420
    1996:
      First Quarter...........................................  21 7/8   18 3/4       .420
      Second Quarter..........................................  21 1/2   19           .420
      Third Quarter...........................................  22 7/8   20 3/4       .420
      Fourth Quarter..........................................  27 1/4   21 3/4       .435
    1997:
      First Quarter (through January 22, 1997)................  27 1/2   25 3/8

     The last reported sales price of the Common Stock on the NYSE on January 22, 1997 was $27 1/8 per share. As of December 31, 1996, there were 206 stockholders of record, of which 205 were holders of Common Stock and one was a holder of Price Group Stock.

     Beginning with its first full quarter of operations, the Company has paid regular and uninterrupted distributions. The Company intends to continue to declare quarterly distributions on its Common Stock. However, no assurances can be given as to the timing or amounts of future distributions as such distributions are subject to the Company's cash flow from operations, earnings, financial condition, capital requirements and such other factors as the Board of Directors may deem relevant. If the shares being issued in this Offering are outstanding on the applicable record date, the holders thereof on such record date will be entitled to receive any distribution that may be declared by and at the discretion of the Board of Directors during the first quarter of 1997. The Company has determined that approximately 12.5% of the per share distribution for 1996 represented return of capital to stockholders. No assurance can be given that such percentage will not change in future years.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement between Smith Barney and the Company (the "Underwriting Agreement"), Smith Barney has agreed to purchase from the Company, and the Company has agreed to sell to Smith Barney, 1,500,000 shares of Common Stock. The Underwriting Agreement provides that the Company will pay as compensation to Smith Barney $1.42 per share of Common Stock; provided, however, that compensation for sales of 10,000 or more shares of Common Stock to a single purchaser will be $0.54 per share of Common Stock.

     The Company has granted to Smith Barney the Over-Allotment Option to purchase up to an additional 225,000 shares of Common Stock (the "Option Shares"), solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus Supplement.

     The Underwriting Agreement provides that the obligation of Smith Barney to pay for and accept delivery of the shares of Common Stock is subject to approval of certain legal matters by counsel and to certain other conditions. Smith Barney is obligated to take and pay for the shares of Common Stock offered (other than the Option Shares) if any such shares are taken.

     Brokers, dealers, agents and underwriters that participate in the distribution of the shares of Common Stock offered hereby may be deemed to be underwriters under the Securities Act of 1933, as amended. Those who act as broker, dealer, agent or underwriter in connection with the sales of the shares of Common Stock offered hereby will be selected by Smith Barney and may have other business relationships with the Company and its affiliates in the ordinary course of business.

     Subject to certain exceptions, the Company has agreed that it will not offer or sell, grant any option for the sale of, or enter into any agreement to sell, any shares of Common Stock prior to the expiration of 60 days from the date hereof, without the prior written consent of Smith Barney; provided, however, that the Company may offer to sell, grant any option for the sale of, or enter into any agreement to sell shares of Common Stock in privately negotiated, non-underwritten transactions including, without limitation, offers to sell or agreements to sell shares of Common Stock in exchange for additional properties or securities of another issuer, or any combination thereof.

     The Company has agreed to indemnify Smith Barney against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments Smith Barney may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby, as well as certain legal matters described under "Federal Income Tax Considerations," will be passed upon for the Company by Rogers & Wells, New York, New York, and certain legal matters will be passed upon for Smith Barney by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. In connection with their opinions, Rogers & Wells and Skadden, Arps, Slate, Meagher & Flom LLP will rely as to certain matters of Maryland law on the opinion of Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and the audited statement of revenue and certain expenses for the Grand Teton Mall included in the Company's Current Report on Form 8-K dated April 4, 1996, have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS
                                JP REALTY, INC.
                                  $150,000,000
            COMMON STOCK, PREFERRED STOCK AND COMMON STOCK WARRANTS

     JP Realty, Inc. (the "Company") may from time to time offer in one or more series (i) shares of its common stock, par value $.0001 per share (the "Common Stock"); (ii) shares or fractional shares of its preferred stock, par value $.0001 per share (the "Preferred Stock"); or (iii) warrants to purchase Common Stock (the "Common Stock Warrants"), with an aggregate public offering price of up to $150,000,000 on terms to be determined at the time of offering. The Common Stock, Preferred Stock and Common Stock Warrants (collectively, the "Offered Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights and any initial public offering price; and
(iii) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability features. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                               ------------------

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
        ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE
                             CONTRARY IS UNLAWFUL.
                               ------------------

                  The date of this Prospectus is July 13, 1995

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS, AGENTS OR DEALERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY AND ITS SUBSIDIARIES SINCE THE DATE HEREOF OR THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company's Registration Statement on Form S-3 (the "Registration Statement"), the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") and similar information concerning the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. The Commission maintains a Web site (http:www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company.

     This Prospectus constitutes a part of the Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company which have been filed with the Commission are hereby incorporated by reference to this Prospectus.

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994;

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995; and

          3. The Company's Registration Statement on Form 8-A, dated November 15, 1993, which contains a description of the Common Stock, including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing such documents.

     Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including any exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference to the information that this Prospectus incorporates). Requests should be directed to:
JP Realty, Inc., 35 Century Park-Way, Salt Lake City, Utah 84115, Attn: Paul K. Mendenhall, Vice President -- Finance and Secretary, telephone number (801) 486-3911.

                                  THE COMPANY

     The Company is a fully integrated, self-administered and self-managed REIT which was formed in 1993 to continue and expand the business of certain companies affiliated with John Price, Chairman of the Board of Directors and Chief Executive Officer of the Company. The primary business of the Company is the ownership, leasing, management, operation, development, redevelopment and acquisition of retail properties primarily in the Intermountain Region of the United States. As of June 30, 1995, the Company's portfolio was comprised of 42 retail properties (the "Properties"), including ten enclosed regional malls, 23 community centers and three free-standing retail properties located in ten states and six mixed-use commercial properties located primarily in the Salt Lake City, Utah metropolitan area. The Properties contain an aggregate of approximately 9.2 million square feet of total gross leasable area, of which approximately 7.7 million square feet is Company owned.

     The Company's strategy is to (i) achieve cash flow growth and to enhance the value of the Properties by increasing their rental and net operating income over time and (ii) achieve additional cash flow growth and to enhance the value of its real property portfolio over time through selective acquisitions of additional retail properties in underserved and/or growing markets and, to a lesser extent, through the development, in such markets, of new retail properties. In order to maintain its dominant market position in the Intermountain Region of the United States, the Company expects to concentrate its acquisition and other development activities in such region.

     The Company's management has an average of 20 years of experience in the ownership, leasing, management, operation, development, redevelopment and acquisition of regional malls, community shopping centers and other commercial properties. All of the Company's interests in the Properties are held by, and its operations are conducted through, Price Development Company, Limited Partnership (the "Operating Partnership"). As of June 30, 1995, the Company had in excess of 285 employees, including a corporate staff of over 55 individuals supporting senior management, and approximately 230 property management personnel. The Company's executive offices are located at 35 Century Park-Way, Salt Lake City, Utah 84115, and its telephone number is (801) 486-3911.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable Prospectus Supplement, proceeds to the Company from the sale of the Offered Securities will be added to the working capital of the Company and will be available for general corporate purposes, which may include the repayment of indebtedness, the financing of capital commitments and possible future acquisitions associated with the continued expansion of the Company's business.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

                                                                                 FOR THE PERIOD
                                                     FOR THE THREE MONTHS       JANUARY 21, 1994
                                                     ENDED MARCH 31, 1995     TO DECEMBER 31, 1994
                                                     --------------------     --------------------
    Ratio of Earnings to Fixed Charges:............          3.54x                    3.51x

     The ratios of earnings to fixed charges presented above were computed by dividing the Company's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges (excluding capitalized interest) to pretax income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of deferred financing costs (including amounts capitalized). To date, the Company has not issued any Preferred Stock; therefore, the ratio of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.

     Prior to the completion of the Company's initial public offering on January 21, 1994 (the "IPO"), the Company's predecessors, which consisted of a group of affiliated companies owned and controlled by John Price, utilized traditional single-asset mortgage loans and construction loans as their principal source of outside capital. In connection with the completion of the IPO, the Company reorganized the predecessor companies into a single consolidated entity and substantially deleveraged their asset base. As a result of these factors, the Company does not consider information relating to the ratio of earnings to fixed charges for the periods prior to the completion of the IPO to be meaningful.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     Under the Company's Amended and Restated Articles of Incorporation (the "Charter"), the Company has authority to issue 200,000,000 shares of capital stock, par value $.0001 per share, with 124,800,000 of such shares designated as Common Stock. At June 30, 1995, the Company had outstanding 13,032,500 shares of Common Stock. In addition, the Company has reserved for issuance (i) 3,692,309 shares of Common Stock upon exchange of units of limited partner interests in the Operating Partnership (the "PDC Units"); and (ii) 1,098,000 shares of Common Stock upon exercise of stock options that have been, or are available to be, granted under the Company's 1993 Stock Option Plan. Under Maryland law, stockholders generally are not responsible for a corporation's debts or obligations. The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in the following documents: (i) the Charter and
(ii) the Company's Amended and Restated By-Laws (the "By-Laws"), which documents are exhibits to this Registration Statement.

TERMS

     Subject to the preferential rights of any other shares or series of capital stock, including, without limitation, the Company's Price Group Stock, par value $.0001 per share (the "Price Group Stock"), and to the provisions of the Charter regarding excess stock, par value $.0001 per share ("Excess Stock"), holders of shares of Common Stock will be entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities of the Company. Under the Charter, holders of shares of Price Group Stock are entitled to receive dividends at a rate per share equal to 80% of any dividends declared by the Board of Directors, out of assets legally available therefor, in respect of the Common Stock.

     Subject to the preferential rights of the Price Group Stock with respect to the election of directors and to the provisions of the Charter regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders. No cumulative voting rights for the election of directors will attach to shares of Common Stock or Price Group Stock. For the period that John Price, his spouse and children, any lineal descendants of any of the foregoing, any estates of any of the foregoing, any trusts now or hereafter established for the benefit of any of the foregoing and any other entity now or hereafter controlled by any of the foregoing (collectively, the "Price Group") continues to hold a combined 10% or greater direct or indirect economic interest in the Operating Partnership, the holders of the Price Group Stock will elect two of the seven members of the Board of Directors and the holders of the Common Stock and Price Group Stock, voting together as a single class, will elect the remaining five members of the Board of Directors. After the combined direct or indirect economic interest held by the Price Group in the Operating Partnership falls below 10%, the holders of the Price Group Stock will not, as a class, be entitled to elect any of the members of the Board of Directors, but will vote together with the Common Stock, as a single class, to elect all seven members of the Board of Directors. In addition, any change in the size of the Board of Directors must be approved by a majority of the outstanding shares of the Price Group Stock.

     Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

     The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm.

     Pursuant to the Maryland General Corporation Law ("MGCL"), a corporation generally cannot dissolve, amend its Charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's Articles of Incorporation. The Charter provides that such transactions, with the exception of an amendment of the Charter (i) affecting certain changes relating to the Board of Directors or the terms of the Price Group Stock or (ii) to limit stockholder proposals and nominations, can be affected by a vote of a majority of the shares entitled to vote on such matters. With respect to the matters set forth in items (i) and (ii) above, the Charter provides that it may only be amended upon the affirmative vote of not less than 80% of the aggregate votes entitled to vote thereon.

     Provisions of the Charter described below under "Restrictions on Transfers of Capital Stock," together with other provisions of the Charter and the MGCL, may discourage a change in control and limit the opportunity for stockholders to receive a premium for their Common Stock.

RESTRICTIONS ON TRANSFER AND OWNERSHIP

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding Common Stock, Preferred Stock or Price Group Stock (collectively, the "Equity Stock") may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Charter contains certain provisions restricting certain transfers of shares of Equity Stock and limiting the beneficial ownership, directly or indirectly, of the Company's outstanding Equity Stock. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     Under the Charter, the Company has authority to issue 200 million shares of capital stock, par value $.0001 per share, of which 124,800,000 shares have been designated as Common Stock, 200,000 of which have been designated as Price Group Stock and 75,000,000 of which have been designated as Excess Stock. As of the date hereof, none of the shares of capital stock has been designated as Preferred Stock. Under the Charter, shares of Common Stock of Excess Stock may be redesignated by the Board of Directors as Preferred Stock and, following such redesignation, may be issued from time to time, in one or more series of Preferred Stock, as authorized by the Board of Directors. Prior to the issuance of shares of each series, the Board of Directors is required by the MGCL and the Charter to fix for each series, subject to the provisions of the Charter regarding Price Group Stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then market price of such shares of Common Stock.

TERMS

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Charter and the By-Laws and any articles supplementary to the Charter designating terms of a series of Preferred Stock (the "Articles Supplementary").

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

      (1) The title and stated value of such Preferred Stock;

      (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

      (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

      (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

      (5) The provision for a sinking fund, if any, for such Preferred Stock;

      (6) The provision for redemption, if applicable, of such Preferred Stock;

      (7) Any listing of such Preferred Stock on any securities exchange;

      (8) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price or rate (or manner of calculation thereof);

      (9) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

     (10) A discussion of federal income tax considerations applicable to such Preferred Stock;

     (11) The relative ranking and preference of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

     (12) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

     (13) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock or Price Group Stock of the Company and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

DIVIDENDS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors.

     Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period, or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series that may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock, Price Group Stock or other shares of capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, Price Group Stock or any other capital stock of the company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series that remain payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The applicable Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of the Company, the terms of such Preferred Stock may provide that if no such shares of capital stock shall have been issued, or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if a series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of such series of Preferred Stock shall have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or
(ii) if a series of Preferred Stock does not have a cumulative dividend, full dividends on all shares of the Preferred Stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of such series of Preferred Stock (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by any other equitable manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state; (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock, Price Group Stock, Excess Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable Prospectus Supplement, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock ranking on parity with the Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or (ii) amend, alter or repeal the provisions of the Charter or the Articles Supplementary for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof, provided, however, with respect to the occurrence of any Event set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock, and provided further that (a) any increase in the amount of the authorized Preferred Stock or the creation of issuance of any other series of Preferred Stock or (b) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price or rate (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock of the Company, the events requiring an adjustment of the conversion price and the provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

RESTRICTIONS ON TRANSFER AND OWNERSHIP

     The provisions contained in the Company's Charter restricting certain transfers of shares of Equity Stock and limiting the beneficial ownership, directly or indirectly, of the Company's outstanding Equity Stock will effect any shares of Preferred Stock that may from time to time be issued by the Company. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

     The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following description of the Common Stock Warrants sets forth certain general terms and provisions of the Common Stock Warrants to which any Prospectus Supplement may relate. The statements below describing the Common Stock Warrants and the applicable Warrant Agreements are in all respects subject to and qualified in their entirety by any further terms and provisions that may be set forth in any applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Common Stock Warrants; (2) the aggregate number of such Common Stock Warrants; (3) the price or prices at which such Common Stock Warrants will be issued; (4) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (5) the designation and terms of the other Offered Securities with which the Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Offered Security; (6) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (7) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (8) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any;
(11) a discussion of certain federal income tax considerations; and (12) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

     Each Common Stock Warrant will entitle the holder thereof to purchase such number of shares of Common Stock, as the case may be, at such exercise price as shall, in each case, be set forth in, or calculable from, the applicable Prospectus Supplement relating to the offered Common Stock Warrants. Prior to the exercise of any Common Stock Warrants, holders of such Common Stock Warrants will not have any rights of holders of Common Stock, including the right to receive payments of dividends, if any, on such Common Stock, or to exercise any applicable right to vote. After the close of business on the expiration date of any series of Common Stock Warrants (or such later date to which such expiration date may be extended by the Company), unexercised Common Stock Warrants will become void.

     Common Stock Warrants may be exercised by delivering to the Warrant Agent payment, as provided in the applicable Prospectus Supplement, of the amount required to purchase the Common Stock purchasable upon such exercise and otherwise by following the procedures specified in such Prospectus Supplement.

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Common Stock Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Common Stock Warrants and that do not adversely affect the interests of the holders of the Common Stock Warrants.

     Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants, including a description of certain restrictions on the ownership of Common Stock.

                   RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding Equity Stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and such Equity Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year.

     The Charter provides that, subject to certain exceptions specified in the Charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code (or by virtue of being deemed part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act), more than 5% of the number or value of the issued and outstanding shares of the Company (the "Ownership Limit"). The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors is presented that such Ownership Limit will not jeopardize the Company's status as a REIT. As a condition to such waiver, the Board of Directors may require opinions of counsel satisfactory to it and undertakings from the applicant with respect to preserving the REIT status of the Company. The Ownership Limit will not apply if the Board of Directors and the stockholders of the Company determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     If shares of Equity Stock in excess of the Ownership Limit, or shares which would cause the Company to be beneficially owned by fewer than 100 persons or cause the Company to become "closely held" under Section 856(h) of the Code, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the Equity Stock. Shares issued or transferred that would cause any stockholder to own more than the Ownership Limit or cause the Company to become "closely held" under Section 856(h) of the Code will be exchanged automatically for shares of Excess Stock. All Excess Stock will be transferred, without action by the stockholder, to the Company as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the Excess Stock is ultimately transferred. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and it will not be entitled to participate in any distributions made by the Company, except upon liquidation. The intended transferee (provided he does not make a profit from the transfer) may, at any time the Excess Stock is held by the Company in trust, transfer the Excess Stock to any individual whose ownership of such Excess Stock would be permitted under the Ownership Limit provision and would not cause the Company to be beneficially owned by fewer than 100 persons or cause the Company to become "closely held" under
Section 856(h) of the Code, at which time the Excess Stock would automatically be exchanged for Common Stock. In addition, the Company has the right, for a period of 90 days, beginning on the later of the date of the transfer that caused the exchange for Excess Stock and the date the Board has knowledge of the transfer, to purchase all or any portion of the Excess Stock from the intended transferee at the lesser of the price paid for the Equity Stock by the intended transferee and the closing market price for the Equity Stock on the date the Company exercises its option to purchase.

     The Charter provides that these restrictions will not preclude the settlement of transactions entered into through the facilities of the NYSE.

     Each stockholder who owns, directly or by virtue of the attribution provisions of the Code, more than 5% of the outstanding Equity Stock (or 1% if there are fewer than 2,000 stockholders) must give written notice to the Company containing the information specified in the Charter within 30 days after January 1 of each year. In addition, each stockholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of beneficial interests as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The Charter excludes from the Ownership Limit the Price Group, which would exceed the Ownership Limit as a result of the exchange of its PDC Units for Common Stock. Some members of the Price Group may also acquire additional shares of Common Stock through the Company's 1993 Stock Option Plan, but in no event will such persons be entitled to acquire additional shares such that the five largest beneficial owners of the Company's shares of Equity Stock hold more than 50% of the total outstanding shares of Equity Stock.

     In addition to preserving the Company's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities through underwriters or dealers, directly to one or more purchasers (including executive officers of the Company or other persons that may be deemed affiliates of the Company), through agents or through a combination of any such methods of sale. Any underwriter involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Common Stock by the Company may be effected from time to time in one or more transactions (which may involve block transactions) on the NYSE or otherwise pursuant to and in accordance with the applicable rules of the NYSE, in the over-the-counter market, in negotiated transactions, through the writing of Common Stock Warrants or through the issuance of Preferred Stock convertible into Common Stock (whether such Common Stock Warrants or Preferred Stock is listed on a securities exchange or otherwise), or a combination of such methods of distribution, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of the Offered Securities, underwriters or agents may receive compensation from the Company or from purchasers of the Offered Securities, for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Offered Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Company and any profit on the resale of the Offered Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of the Offered Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The Company may elect to list any series of Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of the Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Offered Securities.

     Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of the Offered Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be tenants of, the Company in the ordinary course of business.

     In order to comply with the securities laws of certain states, if applicable, the Offered Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Offered Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Offered Securities may not simultaneously engage in market making activities with respect to the Offered Securities for a period of two business days prior to the commencement of such distribution.

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following discussion summarizes certain federal income tax considerations that may be relevant to a prospective holder of shares of Common Stock. The following discussion, which is not exhaustive of all possible tax considerations, does not include a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. The Company will elect to be taxed as a REIT under Sections 856 through 860 of the Code, effective for its taxable year ended December 31, 1994. The Company believes that it was organized and has operated in such a manner so as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner. No assurance, however, can be given that the Company has operated in a manner so as to qualify, or will operate in a manner so as to qualify, as a REIT. Qualification and taxation as a REIT depend upon the Company's ability to meet, on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code on REITs, some of which are summarized below. While the Company intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in circumstances of the Company, no assurance can be given that the Company has qualified or will so qualify for any particular year. See
"-- Failure to Qualify."

     Prior to the issuance of any of the Offered Securities, Rogers & Wells, counsel to the Company ("Counsel"), will render an opinion to the effect that commencing with its taxable year ended December 31, 1994 and assuming that the Company timely elects REIT status, the Company was organized in conformity with the requirements for qualification as a REIT under the Code, and the proposed method of operation of the Company, the Operating Partnership and its financing subsidiary (the "Financing Partnership") will enable the Company to continue to so qualify. It must be emphasized that Counsel's opinion is based on various assumptions and is conditioned upon certain representations made by the Company, the Operating Partnership and Financing Partnership as to factual matters. In addition, Counsel's opinion is based upon factual representations of the Company concerning its business and properties, and the business and properties of the Operating Partnership and the Financing Partnership. Moreover, such qualification and taxation as a REIT depend upon the Company's ability to meet, through actual annual operating results, distribution levels, diversity of stock ownership and various other qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Counsel. Accordingly, no assurance can be given that the actual results of the Company's operation for any one taxable year will satisfy such requirements. See "-- Failure to Qualify."

     As a REIT, the Company generally is not subject to federal corporate income taxes on net income that it distributes currently to stockholders. However, the Company is subject to federal income tax on any income that it does not distribute and is also subject to federal income or excise tax in certain circumstances on certain types of income even though that income is distributed.

     The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable common stock, or by transferable certificates of beneficial interest; (3) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code;
(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) that has the calendar year as its taxable year; (6) the beneficial ownership of which is held by 100 or more persons; (7) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (8) that meets certain other tests, described below, regarding the nature of its income and assets. The Company believes that it currently satisfies requirements (1) through (7). In addition, the Charter includes restrictions regarding the transfer of the Company's Common Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (6) and
(7) above. See "Restrictions on Transfers of Capital Stock."

     The Company currently has one "qualified REIT subsidiary." A corporation that is a "qualified REIT subsidiary" is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and items of the REIT. In applying the requirements described herein, the Company's "qualified REIT subsidiary" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as assets, liabilities and items of the Company. The Company's "qualified REIT subsidiary" will therefore not be subject to federal corporate income taxation, although it may be subject to state or local taxation.

     In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to receive the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership and the Financing Partnership are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein, provided that the Operating Partnership and the Financing Partnership are treated as partnerships for federal income tax purposes. See "-- Other Tax Considerations -- Effect of Tax Status of the Operating Partnership and the Financing Partnership on REIT Qualification."

     Income Tests. In order to qualify as a REIT, there are three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% gross income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above, only if several conditions (related to the identity of the tenant, the computation of the rent payable and the nature of the property leased) are met. The Company does not anticipate receiving rents in excess of a de minimis amount of gross annual revenue that fail to meet these conditions. Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." The Company provides certain services with respect to the Properties through the Operating Partnership, which is not an "independent contractor." However, all of the services provided by the Company through the Operating Partnership are considered "usually or customarily rendered" in connection with the rental of retail and other space for occupancy. If the Company contemplates providing services in the future that reasonably might be expected not to meet the "usual or customary" standard, it will arrange to have such services provided by an independent contractor from which the Company and the Operating Partnership will receive no income.

     The Company will receive some income that is not qualifying income for purposes of the 75% and 95% gross income tests. Such income includes management and leasing fee income from the management by the Operating Partnership of retail properties not wholly owned by the Operating Partnership and certain parking income. Such income is not expected to exceed 1% to 2% of the Operating Partnership's gross income and, therefore, will not cause the Company to fail to satisfy the 75% or 95% gross income test.

     If the Company fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if its entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, a tax would be imposed on certain excess net income.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets: (i) at least 75% of the value of the Company's total assets must be represented by "real estate assets," cash, cash items and government securities; (ii) not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class; and (iii) of the investments included in the 25% asset class, the value of any one issuer's securities (other than an interest in a partnership or shares of a "qualified REIT subsidiary" or another REIT) owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (other than an interest in a partnership or securities of a "qualified REIT subsidiary" or another REIT).

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company maintains adequate records of the value of its assets to ensure compliance with the asset tests and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful.

     Annual Distribution Requirements. To qualify as a REIT, the Company generally must distribute to its stockholders at least 95% of its income each year. In addition, the Company will be subject to regular capital gains and ordinary corporate tax rates on undistributed income, and also may be subject to a 4% excise tax on undistributed income in certain events. The Company believes that it has made, and intends to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements. In that fact, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payments of required dividends.

     Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

     Taxation of Taxable Domestic Stockholders. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a stockholder's Common Stock, they will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less), assuming the Common Stock is a capital asset in the hands of the stockholder.

     In general a domestic stockholder will realize capital gain or loss on the disposition of Common Stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and
(ii) the stockholder's adjusted basis of such Common Stock. Such gain or loss generally will constitute long-term capital gain or loss if the stockholder has held such shares for more than one year. Loss upon a sale or exchange of Common Stock by a stockholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

     Under certain circumstances, domestic stockholders may be subject to backup withholding at the rate of 31% with respect to dividends paid.

     Taxation of Tax-Exempt Stockholders. The Company does not expect that distributions by the Company to a stockholder that is a tax-exempt entity will constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its Common Stock with "acquisition indebtedness" within the meaning of the Code and the Common Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity.

     Taxation of Non-U.S. Stockholders. The rules governing U.S. federal income taxation of Non-U.S. Stockholders (persons other than (i) citizens or residents of the United States; (ii) corporations, partnerships or other entities created or organized in the United States or any political subdivisions thereof; or
(iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source) are complex, and no attempt will be made herein to provide more than a very limited summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in Common Stock, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, they will give rise to tax liability if the Non-U.S. Stockholder otherwise would be subject to tax on any gain from the sale or disposition of his Common Stock as described below (in which case they also may be subject to a 30% branch profits tax if the stockholder is a foreign corporation). If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the Internal Revenue Service ("IRS") if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. The Company is required by the Code to withhold 35% of any distribution that could be designated by the Company as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Stockholder upon a sale of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it is a "domestically controlled REIT" and, therefore, that the sale of Common Stock will not be subject to taxation under FIRPTA. If the gain on the sale of Common Stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Shares would be required to withhold and remit to the IRS 10% of the purchase price.

OTHER TAX CONSIDERATIONS

     Effect of Tax Status of the Operating Partnership and the Financing Partnership on REIT Qualification. All of the Company's investments are through the Operating Partnership and the Financing Partnership. The Company believes that the Operating Partnership and the Financing Partnership are properly treated as partnerships for tax purposes (and not as associations taxable as corporations). If, however, the Operating Partnership or the Financing Partnership were treated as an association taxable as a corporation, the Company would cease to qualify as a REIT. Furthermore, in such a situation, any partnership treated as a corporation would be subject to corporate income taxes. Also, in such a situation, the Company would not be able to deduct its share of any losses generated by any such partnership in computing its taxable income.

     Tax Allocations with Respect to the Properties. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties). When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The partnership agreement of the Operating Partnership and the Financing Partnership require allocations of income, gain, loss and deduction with respect to contributed Property to be made in a manner consistent with the special rules in Section 704(c) of the Code and the regulations thereunder, which will tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the life of the Operating Partnership. However, because of certain technical limitations, the special allocation rules of Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Properties in the hands of the Operating Partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all Properties were to have a tax basis equal to their fair market value at the time of acquisition; and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed Properties in excess of the economic or book income allocated to the Company as a result of such sale. The foregoing principles also apply in determining the earnings and profits of the Company for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had the Company purchased its interests in the Properties at their agreed value.

     State and Local Taxes. The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in the Common Stock of the Company.

                                 LEGAL MATTERS

     The validity of the Offered Securities issued hereunder, as well as certain legal matters described under "Federal Income Tax Considerations," will be passed upon for the Company by Rogers & Wells, New York, New York, and certain legal matters will be passed upon for any underwriters, dealers or agents by the counsel named in the applicable Prospectus Supplement. Rogers & Wells will rely as to certain matters of Maryland law on the opinion of Piper & Marbury, L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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

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

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  NO DEALER, SALES PERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR SMITH BARNEY. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        -----
The Company...........................    S-1
Use of Proceeds.......................    S-3
Price Range of Common Stock and
  Distribution History................    S-3
Underwriting..........................    S-4
Legal Matters.........................    S-4
Experts...............................    S-4
                 PROSPECTUS
Available Information.................      2
Incorporation of Certain Documents by
  Reference...........................      2
The Company...........................      3
Use of Proceeds.......................      3
Ratio of Earnings to Fixed Charges....      4
Description of Common Stock...........      4
Description of Preferred Stock........      6
Description of Common Stock
  Warrants............................     11
Restrictions on Transfers of Capital
  Stock...............................     12
Plan of Distribution..................     13
Federal Income Tax Considerations.....     14
Legal Matters.........................     19
Experts...............................     19

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                                1,500,000 SHARES

                                     [LOGO]

                                JP REALTY, INC.

                                  COMMON STOCK
                                  ------------

                             PROSPECTUS SUPPLEMENT

                                JANUARY 22, 1997
                                  ------------
                               SMITH BARNEY INC.

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